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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

STELLENT, INC.
(Name of Issuer)
COMMON STOCK, $0.01 PAR VALUE
(Title of Class of Securities)
85856W105
(CUSIP Number)
Daniel Cooperman
Senior Vice President, General Counsel and Secretary
Oracle Corporation
500 Oracle Parkway
Redwood City, California 94065
Telephone: (650) 506-7000
Copies to:
William M. Kelly
Davis Polk & Wardwell
1600 El Camino Real
Menlo Park, California 94025
Telephone: (650) 752-2000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 2, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No.	85856W105	Page	2	of	12

1	NAMES OF REPORTING PERSONS: ORACLE CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
54-2185193

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,183,349[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO and HC

1	An aggregate of 3,183,349 shares of Stellent, Inc. (“Issuer”) common stock are subject to a Tender and Support Agreement dated November 2, 2006 (the “Tender and Support Agreement”) entered into by Oracle Systems Corporation (“OSC”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”), Star Acquisition Corp. (“Star”), a wholly-owned subsidiary of OSC, and each of Robert F. Olson, William B. Binch, Kenneth H. Holec, Alan B. Menkes, Darin P. McAreavey, Frank A. Radichel, Daniel P. Ryan, Philip E. Soran and Raymond A. Tucker (each a “Shareholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Shareholders. Oracle, OSC and Star expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement. Based on the number of shares of Issuer common stock outstanding as of November 1, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreement represents approximately 10.6% of the outstanding Issuer common stock.

2	Oracle, OSC and Star together as a group may be deemed to have shared voting power of 10.6% of the outstanding Issuer common stock. Oracle, OSC and Star expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement.

CUSIP No.	85856W105	Page	3	of	12

1	NAMES OF REPORTING PERSONS: ORACLE SYSTEMS CORPORATION

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
94-2871189

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

DELAWARE

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,183,349[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	An aggregate of 3,183,349 shares of Stellent, Inc. (“Issuer”) common stock are subject to a Tender and Support Agreement dated November 2, 2006 (the “Tender and Support Agreement”) entered into by Oracle Systems Corporation (“OSC”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”), Star Acquisition Corp. (“Star”), a wholly-owned subsidiary of OSC, and each of Robert F. Olson, William B. Binch, Kenneth H. Holec, Alan B. Menkes, Darin P. McAreavey, Frank A. Radichel, Daniel P. Ryan, Philip E. Soran and Raymond A. Tucker (each a “Shareholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Shareholders. Oracle, OSC and Star expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement. Based on the number of shares of Issuer common stock outstanding as of November 1, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreement represents approximately 10.6% of the outstanding Issuer common stock.

2	Oracle, OSC and Star together as a group may be deemed to have shared voting power of 10.6% of the outstanding Issuer common stock. Oracle, OSC and Star expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement.

CUSIP No.	85856W105	Page	4	of	12

1	NAMES OF REPORTING PERSONS: STAR ACQUISITION CORP.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
20-5850300

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☑
(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e): ☐

N/A

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

MINNESOTA

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,183,349[1]

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

0[1]

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

10.6%[2]

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO

1	An aggregate of 3,183,349 shares of Stellent, Inc. (“Issuer”) common stock are subject to a Tender and Support Agreement dated November 2, 2006 (the “Tender and Support Agreement”) entered into by Oracle Systems Corporation (“OSC”), a wholly-owned subsidiary of Oracle Corporation (“Oracle”), Star Acquisition Corp. (“Star”), a wholly-owned subsidiary of OSC, and each of Robert F. Olson, William B. Binch, Kenneth H. Holec, Alan B. Menkes, Darin P. McAreavey, Frank A. Radichel, Daniel P. Ryan, Philip E. Soran and Raymond A. Tucker (each a “Shareholder”, discussed in Items 3 and 4 below) representing shares beneficially owned by the Shareholders. Oracle, OSC and Star expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement. Based on the number of shares of Issuer common stock outstanding as of November 1, 2006 (as represented by Issuer in the Merger Agreement discussed in Items 3 and 4), the aggregate number of shares of Issuer common stock covered by the Tender and Support Agreement represents approximately 10.6% of the outstanding Issuer common stock.

2	Oracle, OSC and Star together as a group may be deemed to have shared voting power of 10.6% of the outstanding Issuer common stock. Oracle, OSC and Star expressly disclaim beneficial ownership of any shares of Issuer common stock covered by the Tender and Support Agreement.

  Item 1. Security and Issuer.
     The class of equity securities to which this statement relates is the common stock, $0.01 par value per share (the “Shares”), of Stellent, Inc., a Minnesota corporation (“Issuer”). The principal executive office of Issuer is located at 7500 Flying Cloud Drive, Suite 500, Eden Prairie, MN 55344.
  Item 2. Identity and Background.
     This statement is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by Oracle Corporation, a Delaware corporation (“Oracle”), Oracle Systems Corporation, a Delaware corporation and a wholly-owned subsidiary of Oracle (“OSC”) and Star Acquisition Corp., a Minnesota corporation and wholly-owned subsidiary of OSC (“Star”). The address of the principal business and the principal office of each of Oracle, OSC and Star is 500 Oracle Parkway, Redwood City, California 94065. Oracle is the world’s largest enterprise software company. Oracle develops, manufactures, markets, distributes, and services database and middleware software as well as applications software designed to help its customers manage and grow their business operations.
     The name, business address, present principal occupation or employment and citizenship of each director and executive officer (including a director and officer who may be a controlling person) of Oracle, OSC and Star is set forth on Schedule A.
     During the last five years, none of Oracle, OSC and Star, and to the knowledge of Oracle, OSC and Star, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
  Item 3. Source and Amount of Funds or Other Consideration.
     On November 2, 2006, Issuer, OSC and Star entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which Star will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares for $13.50 per Share, in cash, and, subject to the satisfaction or waiver of the conditions set forth in the Offer and the Merger Agreement, after consummation of the Offer, Star will merge with and into Issuer (the “Merger”), whereupon Star’s separate corporate existence will cease and Issuer will continue as the surviving corporation and as a direct, wholly-owned subsidiary of OSC.
     As an inducement to enter into the Merger Agreement, and in consideration thereof, OSC and Star entered into a tender and support agreement (the “Tender and Support Agreement”) with each of the directors and executive officers of Issuer, consisting of the following:
•	Robert F. Olson

•	William B. Binch

•	Kenneth H. Holec

•	Alan B. Menkes

•	Darin P. McAreavey

•	Frank A. Radichel

•	Daniel P. Ryan

•	Philip E. Soran

•	Raymond A. Tucker
(each a “Shareholder”), dated as of the date of the Merger Agreement. Pursuant to the Tender and Support Agreement, each Shareholder has agreed to tender his Shares in the Offer, within two business days after commencement of the Offer, and not to withdraw such tender unless the Offer shall have been terminated in accordance with its terms. Pursuant to this agreement, each Shareholder who owns any Escrow Shares (as

Page 5 of 12 Pages

defined in the Tender and Support Agreement) concurrently with his entry into the Tender and Support Agreement entered into an escrow agreement (the “Escrow Agreement”) with OSC, Star and an escrow agent, providing for the delivery of such Shareholder’s Shares to the escrow agent for purposes of being tendered into the Offer, within two business days after commencement of the Offer.
     In addition, pursuant to the Tender and Support Agreement, each Shareholder granted to the officers of OSC an irrevocable proxy to, at any meeting of the shareholders of Issuer called to vote upon the Merger and the Merger Agreement, and at any adjournment thereof, or in any other circumstances upon which a vote, consent or other approval with respect to the Merger and the Merger Agreement is sought, vote and exercise all voting and related rights of such Shareholder of its beneficially held Shares in favor of the adoption by Issuer of the Merger and the approval of the Merger Agreement and each of the transactions contemplated thereby.
     In connection with the Merger Agreement and the transactions contemplated thereby, Issuer has entered into an amendment (“First Amendment to Rights Agreement”) dated as of the date of the Merger Agreement to the Rights Agreement, dated as of May 29, 2002, between Issuer and Wells Fargo Bank Minnesota, N.A., as Rights Agent (the “Rights Agreement”), which rendered the Rights Agreement inapplicable to the Merger Agreement, the Tender and Support Agreement, the Escrow Agreement and the transactions contemplated thereby, including the Offer and the Merger.
     The proposed transaction is valued at approximately $450 million (based on a fully-diluted equity value). Star and OSC expect to fund the consideration payable pursuant to the Offer and the Merger using Oracle’s and OSC’s internally available cash and securities and cash generated from operations.
     Shared voting power with respect to the Shares owned by the Shareholders may be deemed to have been acquired through execution of the Tender and Support Agreement. Oracle, OSC and Star have not expended any funds in connection with the execution of the Tender and Support Agreement.
     Schedule B attached hereto contains the names and number of Shares beneficially held by each Shareholder.
     The foregoing descriptions of the Merger Agreement, the Tender and Support Agreement, the Escrow Agreement and the First Amendment to Rights Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements.
     A copy of the Merger Agreement is attached as Exhibit 1 to this Schedule 13D. A copy of the form of Tender and Support Agreement is attached as Exhibit 2 to this Schedule 13D. A copy of the form of Escrow Agreement is attached as Exhibit 3 to this Schedule 13D. A copy of the First Amendment to Rights Agreement is attached as Exhibit 4 to this Schedule 13D.
  Item 4. Purpose of Transaction.
     As described in Item 3 above, this statement is being filed in connection with the Tender and Support Agreement among OSC, Star and each Shareholder party thereto in connection with the Offer, the Merger and the related Merger Agreement.
     As promptly as practicable after the date of the Merger Agreement, Star will commence the Offer to acquire all of the outstanding Shares for $13.50 per Share, in cash. Subject to the satisfaction or waiver of the conditions set forth in the Offer, after consummation of the Offer, OSC shall cause the Merger to occur. Upon the consummation of the Merger, (i) Issuer will become a wholly-owned subsidiary of OSC and (ii) each Share which has not been purchased pursuant to the Offer will be converted into the right to receive $13.50 in cash, subject to certain exceptions more fully described in the Merger Agreement. In addition, options to acquire Shares and restricted share awards in respect of Shares, each outstanding immediately prior to the consummation of the Merger will, upon consummation of the Merger, be converted into options to acquire shares of Oracle common stock, and restricted share awards in respect of Oracle stock, each based on an exchange ratio contained in the Merger Agreement.

Page 6 of 12 Pages

     From and after the effective time of the Merger and pursuant to the Merger Agreement, (i) Daniel Cooperman, the sole director of Star, will serve as director of Issuer until one or more successors are duly elected or appointed and qualified in accordance with applicable law, (ii) the officers of Star immediately prior to the effective time of the Merger will be the officers of Issuer until successors are duly elected or appointed and qualified in accordance with applicable law, (iii) the certificate of incorporation of the Issuer will be amended at the effective time of the Merger as set forth in the Merger Agreement and, as so amended, will be the certificate of incorporation of the Issuer as the surviving corporation and (iv) the bylaws of Star in effect immediately prior to the effective time of the Merger will be the bylaws of Issuer.
     Following the Merger, the Shares will no longer be traded on the Nasdaq, there will be no public market for the Shares and registration of the Shares under the Exchange Act will be terminated.
     Except as set forth in this Statement and in connection with the Merger described above, neither Oracle, OSC nor Star has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
  Item 5. Interest in Securities of the Issuer.
     (a) and (b) Other than those Shares that may be deemed to be beneficially owned in connection with the Tender and Support Agreements, Oracle, OSC and Star have not acquired and, for the purposes of Rule 13d-4 promulgated under the Exchange Act, do not beneficially own any Shares.
     As a result of the Tender and Support Agreement, Oracle, OSC and Star may be deemed to have the power to vote up to 3,183,349 Shares (of which 801,233 Shares represent options to purchase Shares exercisable within 60 days of November 2, 2006) in favor of approval of the Merger Agreement, and thus, for the purpose of Rule 13d-3 promulgated under the Exchange Act, Oracle, OSC and Star may be deemed to be the beneficial owners of an aggregate of 3,183,349 Shares. All Shares that may be deemed to be beneficially owned by Oracle, OSC and Star constitute approximately 10.6% of the issued and outstanding Shares as of November 1, 2006 (as represented by Issuer in the Merger Agreement).
     Oracle, OSC and Star (i) are not entitled to any rights as a shareholder of Issuer as to the Shares covered by the Tender and Support Agreement, except as otherwise expressly provided in the Tender and Support Agreement and (ii) disclaim all beneficial ownership of such Shares.
     Except as set forth in this Item 5(a), none of Oracle, OSC and Star, and, to the knowledge of Oracle, OSC and Star, any persons named in Schedule A hereto beneficially owns any Shares.
     (c) Except for the agreements described above, to the knowledge of Oracle, OSC and Star, no transactions in the class of securities reported have been effected during the past 60 days by any person named in Schedule A or Item 5(a).
     (d) To the knowledge of Oracle, OSC and Star, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer reported herein.
     (e) Inapplicable.
  Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
     Except for the agreements described above, to the knowledge of Oracle, OSC and Star, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, between the persons enumerated in Item 2, and any other person, with respect to any securities of Issuer, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Page 7 of 12 Pages

  Item 7. Material to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated November 2, 2006, among Oracle Systems Corporation, Star Acquisition Corp., and Stellent, Inc.

Exhibit 2	Form of Tender and Support Agreement, dated November 2, 2006, among Oracle Systems Corporation, Star Acquisition Corp., and each Shareholder party thereto.

Exhibit 3	Form of Escrow Agreement, dated November 2, 2006, among Oracle Systems Corporation, Star Acquisition Corp., and each Shareholder party thereto.

Exhibit 4	First Amendment to Rights Agreement, dated a November 2, 2006, between Stellent, Inc and Wells Fargo Minnesota, N.A.

Page 8 of 12 Pages

SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: November 9, 2006

ORACLE CORPORATION
By:	/s/ Daniel Cooperman
Daniel Cooperman
Senior Vice President, General Counsel and Secretary

ORACLE SYSTEMS CORPORATION
By:	/s/ Daniel Cooperman
Daniel Cooperman
Senior Vice President, General Counsel and Secretary

STAR ACQUISITION CORP.
By:	/s/ Daniel Cooperman
Daniel Cooperman
President and Chief Executive Officer

Page 9 of 12 Pages

SCHEDULE A
DIRECTORS AND EXECUTIVE OFFICERS OF ORACLE CORPORATION,
ORACLE SYSTEMS CORPORATION AND STAR ACQUISITION CORP.
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Corporation (“Oracle”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Oracle. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Present Principal Occupation Including Name and
Name	Address of Employer
Directors
Jeffrey O. Henley.	Chairman of the Board of Directors
Lawrence J. Ellison.	Chief Executive Officer
Donald L. Lucas.	Self-employed venture capitalist 3000 Sand Hill Road, Suite 210, Menlo Park, CA 94025
Dr. Michael J. Boskin.	Tully M. Friedman Professor of Economics and Hoover Institution Senior Fellow at Stanford University Hoover Institution, 31-B Galvez Mall, Stanford, CA 94305
Jack F. Kemp.	Chairman of Kemp Partners 1901 Pennsylvania Avenue, N.W., Suite 300, Washington, D.C. 200006
Jeffrey S. Berg.	Chairman and Chief Executive Officer of International Creative Management, Inc. 8942 Wilshire Boulevard, Beverly Hills, CA 90211
Safra A. Catz.	President and Chief Financial Officer
Hector Garcia-Molina.	Leonard Bosack and Sandra Lerner Professor in the Departments of Computer Science and Electrical Engineering at Stanford University GATES BLDG 434, Stanford, CA, 94305
H. Raymond Bingham.	Managing Director and Head of Palo Alto Office of General Atlantic 228 Hamilton Avenue, Palo Alto, CA 94301
Charles E. Phillips, Jr.	President
Naomi O. Seligman.	Senior Partner of Ostriker Von Simson 220 East 61st Street, New York, NY 10021

Present Principal Occupation Including Name and
Name	Address of Employer
Executive Officers
(Who Are Not Directors)
Keith G. Block.	Executive Vice President, North America Sales and Consulting
Sergio Giacoletto.	Executive Vice President, Europe, Middle East and Africa Sales and Consulting Swiss Citizen
Juergen Rottler.	Executive Vice President, Oracle Support and Oracle On Demand German Citizen
Charles A. Rozwat.	Executive Vice President, Server Technologies
Derek H. Williams.	Executive Vice President, Asia Pacific Sales and Consulting British Citizen
Daniel Cooperman.	Senior Vice President, General Counsel and Secretary

Page 10 of 12 Pages

The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Oracle Systems Corporation (“OSC”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to OSC. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Present Principal Occupation Including Name and
Name	Address of Employer
Directors
Safra A. Catz.	President and Chief Financial Officer
Daniel Cooperman	Senior Vice President, General Counsel and Secretary

Present Principal Occupation Including Name and
Name	Address of Employer
Executive Officers
(Who Are Not Directors)
Lawrence J. Ellison.	Chief Executive Officer
Charles E. Phillips, Jr.	President
The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Star Acquisition Corp. (“Star”), are set forth below. If no business address is given, the director’s or executive officer’s business address is 500 Oracle Parkway, Redwood City, California 94065. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Star. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

Present Principal Occupation Including Name and
Name	Address of Employer
Directors
Daniel Cooperman	President and Chief Executive Officer

Present Principal Occupation Including Name and
Name	Address of Employer
Executive Officers
(Who Are Not Directors)
Eric R. Ball.	Chief Financial Officer and Treasurer

Page 11 of 12 Pages

SCHEDULE B

			Shares issuable
			upon exercise of
			outstanding options
			exercisable within
	Shares Beneficially		sixty days of
Shareholder	Owned		November 2, 2006
Robert F. Olson	2,255,764	(1)	—
William B. Binch	1,000		—
Kenneth H. Holec	202,815	(2)	112,500
Alan B. Menkes	43,400	(3)	43,400
Darin P. McAreavey	12,000	(3)	12,000
Frank A. Radichel	220,037	(4)	213,333
Daniel P. Ryan	303,333	(3)	303,333
Philip E. Soran	42,500	(3)	42,500
Raymond A. Tucker	102,500	(6)	74,167

(1)	Mr. Olson directly owns 2,170,050 shares of common stock and is deemed to possess beneficial ownership of 85,714 shares of common stock held by his spouse, of which Mr. Olson disclaims beneficial ownership.

(2)	Mr. Holec directly owns 80,000 shares of common stock. Mr. Holec is deemed to possess beneficial ownership of 875 shares of common stock held by his spouse and 9,440 shares of common stock held by his children. Includes 112,500 shares issuable upon the exercise of options.

(3)	Represents shares issuable upon the exercise of options.

(4)	Includes 213,333 shares issuable upon the exercise of options.

(5)	Includes 74,167 shares issuable upon the exercise of options.

Page 12 of 12 Pages